Filed by SONICblue Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Sensory Science Corporation
                                                     Commission File No. 1-09706



                THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY
                   SONICblue INCORPORATED ON FEBRUARY 1, 2001


PRESS CONTACTS:                                          INVESTOR RELATIONS:
Krysty O'Quinn                                           Tracy Perry
The Bohle Company                                        SONICblue Incorporated
(310) 785-0515                                           (408) 588-8086
krysty@bohle.com                                         ir@SONICblue.com


         SONICBLUE SIGNS DEFINITIVE AGREEMENT TO ACQUIRE SENSORY SCIENCE

                   COMPANY TO EXPAND INTO DIGITAL VIDEO MARKET

         SANTA CLARA, CALIF.--FEB. 1, 2001--SONICblue(TM) Incorporated (Nasdaq:
SBLU - news), a leader in the converging Internet, digital media and consumer device markets, today announced that it has signed a definitive agreement to acquire Sensory Science Corporation, a digital entertainment products company specializing in developing and marketing innovative digital video and audio products.

         Sensory Science product offerings include the Go-Video digital consumer products, California Audio Labs products, Rave branded MP3 players and a distribution partnership with Loewe. In the all-stock deal valued at $8 million, Sensory Science will become a wholly owned subsidiary of SONICblue.

         "The acquisition of Sensory Science is in line with our new focus and should further solidify our position as a leader in the digital media and consumer device markets," said Ken Potashner, CEO and chairman, SONICblue. "This move will expand our high-end retail channel, strengthen our technology portfolio and broaden our product line. This acquisition will enable us to supplement our digital audio efforts with digital video devices and systems."

         "Sensory Science and SONICblue share a common vision of convergence in the digital marketplace, and we firmly believe this combination will better enable Sensory Science to continue its mission of providing award-winning digital products," said Roger Hackett, Sensory Science's chairman and chief executive officer. "This merger will bring together complementary products, strategies and people, adding significant value to both companies and ultimately to our shareholders. We're joining a growing company on the forefront of emerging technologies that will provide the resources necessary for us to compete more effectively."

ABOUT SENSORY SCIENCE (www.sensoryscience.com)

         Sensory Science (formerly Go-Video) is a digital entertainment products company specializing in developing and marketing innovative digital audio and video products, including digital televisions, Internet media players, DVD players and high-end home theater components for the digital living room. The company holds patents on the Dual-Deck VCR as well as other electronics products and systems, and is expanding into new product categories to take advantage of the transition from analog to digital technologies. Sensory Science also markets its products under the Go-Video, California Audio Labs, rave:mp and Loewe brand names.

ABOUT SONICBLUE INCORPORATED (www.SONICblue.com)

         A leader in the converging Internet, digital media and consumer device markets, SONICblue holds significant financial assets, global marketing capabilities and a focused technology portfolio that includes Rio(R) digital audio players, HomeFree(TM) home networking solutions, Diamond(TM) Internet access products and frontpath(TM) Information Appliances.

                                      # # #

Except for the historical information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the combination of the two companies and SONICblue's expectation that the acquisition will solidify its leadership in the digital media and consumer device markets, expand its high-end retail channel, strengthen its technology portfolio and broaden its product line, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed acquisition, the ability to close the Sensory Science acquisition, the ability to integrate the company and its technology following the acquisition, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of SONICblue Incorporated (formerly S3 Incorporated), including its quarterly report on Form 10-Q for the quarter ended September 30, 2000. These forward-looking statements speak only as of the date hereof. SONICblue disclaims any intention or obligation to update or revise any forward-looking statements.

ADDITIONAL INFORMATION

SONICblue and Sensory Science will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by SONICblue free of charge by requesting them in writing from SONICblue Incorporated, 2841 Mission College Blvd., Santa Clara, CA 95054, Attention: Investor Relations, or by telephone at 408/588-8086. You may obtain documents filed with the SEC by Sensory Science free of charge by requesting them in writing from Sensory Science Corporation, 7835 East McClain Drive, Scottsdale, AZ 85260-1732, Attention: Corporate Communications Manager, or by telephone at 480/905-9623.

SONICblue and Sensory Science, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Sensory Science in connection with the merger. Information about the directors and executive officers of SONICblue is set forth in the proxy statement for SONICblue's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Sensory Science and their ownership of Sensory Science stock is set forth in the proxy statement for Sensory Science's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

SONICblue, Diamond, frontpath and HomeFree are trademarks of SONICblue Incorporated. Rio is a registered trademark of RioPort, Inc. and is used by SONICblue under licenses from RioPort, Inc. Other marks referenced herein are the property of their respective owners.